Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Cantillon John G.	2. Issuer Name and Ticker or Trading Symbol Vsource, Inc. (VSRC)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X_ Director _X_ 10% Owner _X_ Officer (give ___ Other (specify title below) below) Chief Operating Officer
(Last) (First) (Middle) Level 12, Menara HLA, No. 3, Jalan Kia Peng	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year October 25, 2002
(Street) Kuala Lumpur Malaysia		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) _X_ Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A.Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series 4-A Convertible Preferred Stock (1)	(1)	October 25, 2002	(1)	J		2,053		(1)	(1)	Common Stock	41,060,000	2,000.00	2,053	D
Series 3-A Convertible Preferred Stock (2)	(2)	October 25, 2002	(2)	J			23,849	(2)	(2)	Common Stock	14,309,400	$60.00	0	D
Series 3-A Convertible Preferred Stock (3)	(3)	October 25, 2002	(3)	J		23,849		(3)	(3)	Common Stock	14,309,400	$60.00		D
Series B Warrants (common stock purchase warrant)(4)	$0.10	October 25, 2002	(4)	J			(4)	(4)	(4)	Common Stock	2,562,500	$0.10	0	D
Series B-1 Warrants (common stock purchase warrant)(5)	$0.10	October 25, 2002	(5)	J			(5)	(5)	(5)	Common Stock	1,342,100	$0.10	0	D
Series A Convertible Promissory Notes dated June 25, 2001 of Vsource, Inc.(6)	$0.10	October 25, 2002	(6)	J			$1,140,016.51	(6)	(6)	Common Stock	11,400,000	$1,140,016.51	0	D
Series B-1 Exchangeable Promissory Notes dated January 31, 2002 of Vsource, Inc.(7)	$0.10	October 25, 2002	(7)	J			$290,980.50	(7)	(7)	Common Stock	2,909,400	$290,980.50	0	D
Explanation of Responses: (1) See Note 1. (2) See Note 2. (3) See Note 3. (4) See Note 4. (5) See Note 5. (6) See Note 6. (7) See Note 7.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ John G. Cantillon **Signature of Reporting Person	October 25, 2002 Date
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Note 1

On October 25, 2002 (the "Closing Date"), in connection with and as a precondition to a sale of new shares of Series 4-A Convertible Preferred Stock (the "Series 4-A Preferred Stock") of Vsource, Inc. (the "Company") to certain purchasers, Mr. Cantillon exchanged all of the Company securities described in Notes 2 through 7 below (the "Exchangeable Securities") held by him for shares of new Series 4-A Preferred Stock pursuant to a convertible securities exchange agreement dated as of October 25, 2002. Under this exchange agreement, Mr. Cantillon received an aggregate of 2,053 shares of Series 4-A Preferred Stock with an original issue price of $2,000 per share. Each share of Series 4-A Preferred Stock is convertible into that number of shares of the Company's common stock ("Common Stock") equal to the original issue price divided by $0.10 per share. Assuming conversion as of the Closing Date, the 2,053 shares of Series 4-A Preferred Stock held by Mr. Cantillon would be convertible into 41,060,000 shares of Common Stock. The exchange of the Exchangeable Securities for the shares of Series 4-A Preferred Stock was the result of a series of transactions all of which occurred on the Closing Date. Specific detail is provided in Notes 2, 4 and 5 on the nature of the Exchangeable Securities and the amount of Series 4-A Preferred Stock received in exchange for each such security. Further detail is provided in Notes 6 and 7 on certain convertible securities held by Mr. Cantillon, which were first converted into shares of the Company's Series 3-A Convertible Preferred Stock (the "Series 3-A Preferred Stock") (noted in Note 3) and then exchanged for Series 4-A Preferred Stock (noted in Note 2).

Note 2

Mr. Cantillon exchanged 23,849 shares of the Company's Series 3-A Preferred Stock for an aggregate of 2,015 shares of Series 4-A Preferred Stock.

Note 3

Mr. Cantillon acquired an aggregate of 23,849 shares of Series 3-A Preferred Stock, each with an original issue price of $60 per share and convertible into that number of Common Stock equal to the original issue price divided by $0.10 per share. On the Closing Date, the 23,849 shares of Series 3-A Preferred Stock would have been convertible into 14,309,400 shares of Common Stock. Mr. Cantillon received these shares of Series 3-A Preferred Stock upon the conversion of and in exchange for (a) a Series A convertible promissory note dated June 25, 2001 (the "Series A Note") (see Note 6 for detail) and (b) a Series B-1 exchangeable promissory note dated January 31, 2002 (the "Series B-1 Note") (see Note 7 for detail) held by Mr. Cantillon.

Note 4

Mr. Cantillon exchanged a Series B warrant dated July 12, 2001 for 25 shares of Series 4-A Preferred Stock. On the Closing Date, the Series B warrant held by Mr. Cantillon entitled him to purchase an aggregate of 2,562,500 shares of Common Stock at a purchase price of $0.10 per share.

Note 5

Mr. Cantillon exchanged a Series B-1 warrant dated January 31, 2002 for 13 shares of Series 4-A Preferred Stock. On the Closing Date, the Series B-1 warrant held by Mr. Cantillon entitled him to purchase an aggregate of 1,342,100 shares of Common Stock at a purchase price of $0.10 per share.

Note 6

Mr. Cantillon exchanged a Series A Note with $1,140,016.51 of principal and accrued and unpaid interest for 19,000 shares of Series 3-A Preferred Stock. On the Closing Date, the Series A Note was ultimately convertible into 11,400,000 shares of Common Stock.

Note 7

Mr. Cantillon exchanged a Series B-1 Note with $290,980.50 of principal and accrued and unpaid interest for 4,849 shares of Series 3-A Preferred Stock. On the Closing Date, the Series B-1 Note was exchangeable into $290,980.50 principal amount of Series A Notes, which were, in turn, ultimately convertible into 2,909,400 shares of Common Stock.